SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                            FOURTH SHIFT CORPORATION
                            ------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)



                                   351128 10 3
                                   -----------
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                  SCHEDULE 13G

CUSIP No.  351128 10 3

1.    NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marion Melvin Stuckey (and Oranco International, Ltd., for which he is the sole officer, director and shareholder).

      SSAN 490 - 40 - 9216

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a) [X]
                                    (b) [_]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                         5.   SOLE VOTING POWER
                                   691,710 (includes 168,863 shares held by
                                            Oranco International, Ltd.; does not
       NUMBER OF                            include 97,500 shares
                                            purchaseable upon exercise of
                                            options.)
        SHARES
      BENEFICIALLY       6.   SHARED VOTING POWER
       OWNED BY                    0

         EACH
       REPORTING         7.   SOLE DISPOSITIVE POWER
        PERSON                     789,210 (includes 168,863 shares held by
                                            Oranco International, Ltd. and
                                            97,500 shares purchaseable upon
         WITH                               exercise of options.)

                         8.   SHARED DISPOSITIVE POWER
                                   0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,250 (includes 168,863 shares held by Oranco International, Ltd. and 97,500 shares purchasable upon exercise of option)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                        [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.6%

12.   TYPE OF REPORTING PERSON*
      IN


                                Page 2 of 4 Pages

                                  SCHEDULE 13G

ITEM 1(a). NAME OF ISSUER.
           Fourth Shift Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           Suite 450
           7900 International Drive
           Minneapolis, Minnesota 55425

ITEM 2(a). NAME OF PERSON FILING.
           Marion Melvin Stuckey(1)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           46 Red Birch Court
           Danville, California 94506

ITEM 2(c). CITIZENSHIP.
           California, USA

ITEM 2(d). TITLE OF CLASS OF SECURITIES.
           Common Stock, $.01 par value

ITEM 2(e). CUSIP NUMBER.
           351128 10 3

ITEM 3. IDENTIFICATION.
        N/A

ITEM 4. OWNERSHIP.

(a)     Amount Beneficially Owned:                                    789,210(1)

(b)     Percent of Class:                                                 7.6%

(c)     Number of Shares as to Which Such Person Has:

              (i)   sole power to vote or to direct the vote:         654,092(1)

              (ii)  shared power to vote or direct the vote:                0

              (iii) sole power to dispose or to direct the
                    disposition of:                                   789,210

              (iv)  shared power to dispose or to direct the
                    disposition of:                                         0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
        N/A


-------------------------
(1) This report covers those shares that Mr. Stuckey owns individually (516,479), also those shares owned by Oranco International, Ltd. (168,863) and 97,500 shares purchaseable upon exercise of options.


                                Page 3 of 4 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
        N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
        See footnote 1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
        N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dated: February 9, 1999



                                        /s/ Marion Melvin Stuckey
                                        -------------------------
                                        Marion Melvin Stuckey


                                Page 4 of 4 Pages